EXHIBIT 99.7

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

December 31, 2007

DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Lincoln Gold Corporation

We have audited the consolidated balance sheets of Lincoln Gold Corporation as at December 31, 2007, and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007, and 2006, and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005, in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 21, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in United States dollars)

	December 31,	December 31,
	2007	2006

ASSETS

Current
Cash	$123,201	$21,961
Receivables	3,131	-
Loan receivable (Note 4(e)(iii))	5,000	-
Prepaids and advances	107,900	4,893
	239,232	26,854

Equipment (Note 3)	27,602	4,440
Deferred financing costs (Note 14)	19,900	-

	$286,734	$31,294

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	$210,897	$57,217
Note payable (Note 5)	100,000	100,000
	310,897	157,217

Shareholders' deficiency
Share capital (Note 6)
Authorized
Unlimited common shares without par value
Issued and outstanding
51,391,666 (2006 - 42,990,000)	3,120,827	2,308,790
Share subscriptions received in advance (Note 14)	197,482	-
Obligation to issue shares (Note 6)	-	73,333
Contributed surplus (Note 6)	1,273,367	1,029,063
Deficit	(4,615,839)	(3,537,109)

	(24,163)	(125,923)

	$286,734	$31,294

Nature and continuance of operations (Note 1)
Subsequent events (Note 14)

On behalf of the Board:

“Paul Saxton”	Director	“Andrew Milligan”	Director
Paul Saxton		Andrew Milligan

The accompanying notes are an integral part of these consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Expressed in United States dollars)

Years ended December 31	2007	2006	2005

Exploration Expenses (Note 4)	$319,375	$102,030	$558,904

Administrative Expenses
Advertising and promotion	-	428	13,307
Administrative support	22,403	-	-
Amortization	4,309	2,888	1,978
Consulting fees	29,864	2,293	8,663
Foreign exchange loss	4,645	2,043	2,115
Investor relations	151,419	128,590	419,900
Management fees	25,850	62,795	102,838
Office	31,651	28,467	69,153
Professional fees	190,420	48,924	79,923
Property investigation and due diligence	5,145	3,822	25,113
Regulatory and shareholder services	28,026	5,068	12,130
Stock-based compensation (Note 7)	244,304	-	-
Travel and entertainment	13,721	18,091	24,519

Loss before other items	(1,071,132)	(405,439)	(1,318,543)

Other items
Accounts payable written off	-	-	33,564
Interest income	4,213	2,591	8,414
Interest expense (Note 5)	(11,811)	(10,693)	(17,981)

Loss and Comprehensive Loss for the year	(1,078,730)	(413,541)	(1,294,546)

Deficit, beginning of year	(3,537,109)	(3,123,568)	(1,829,022)

Deficit, end of year	$(4,615,839)	$(3,537,109)	$(3,123,568)

Basic and diluted loss per common share	$(0.02)	$(0.01)	$(0.03)

Weighted average number of common shares outstanding	47,172,000	42,366,000	41,079,000

The accompanying notes are an integral part of these consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Years ended December 31	2007	2006	2005

Cash Flows From Operating Activities
Loss for the year	$(1,078,730)	$(413,541)	$(1,294,546)
Items not affecting cash:
Accounts payable written off	-	-	(33,564)
Amortization	4,309	2,888	1,978
Shares issued for mineral property costs	14,250	10,000	55,000
Shares issued for services	-	-	108,000
Services in exchange for share issuance obligation	-	73,333	-
Stock-based compensation	244,304	-	-

Changes in non-cash working capital items
Increase in receivables	(3,131)	-	-
Increase in loan receivable	(5,000)	-	-
Decrease (increase) in prepaids and advances	(103,007)	6,409	(11,302)
Decrease (increase) in accounts payable and accrued liabilities	163,280	16,566	(47,349)

Net cash used in operating activities	(763,725)	(304,345)	(1,221,783)

Cash Flows From Financing Activities
Repayment of advances from related parties	-	-	(4,180)
Repayment of loan payable	-	-	(46,000)
Repayment of note payable	-	-	(100,000)
Shares issued for cash	752,500	215,000	1,483,500
Share subscriptions received in advance	197,482	-	-
Share issue costs	(37,646)	(21,500)	(42,210)
Deferred financing fee	(19,900)	-	-

Net cash provided by financing activities	892,436	193,500	1,291,110

Cash Flows From Investing Activities
Acquisition of equipment	(27,471)	-	(9,306)
Mineral property expenditures	-	-	(55,000)

Net cash used in investing activities	(27,471)	-	(64,306)

Change in cash during the year	101,240	(110,845)	5,021

Cash, beginning of year	21,961	132,806	127,785

Cash, end of year	$123,201	$21,961	$132,806

Supplementary disclosure with respect to cash flows (Note 11)
Cash paid for interest	$-	$-	$35,000
Cash paid for income taxes	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Lincoln Gold Corporation (the “Company”) was incorporated in the State of Nevada, USA, on February 17, 1999 under the name of Braden Technologies Inc. Effective March 26, 2004, the Company acquired 100% of the issued and outstanding shares of Lincoln Gold Corp., a private company incorporated in the State of Nevada, USA, on September 25, 2003. On April 6, 2004, the Company and its subsidiary, Lincoln Gold Corp., merged to form Lincoln Gold Corporation.

On November 20, 2007, the Company completed a continuation changing its corporate jurisdiction from Nevada to Canada under the Canada Business Corporations Act (“CBCA”). Unlike the Nevada jurisdiction, the Company chose under the CBCA to not have par value shares and, accordingly, prior period share capital amounts have been revised to reflect this change. In addition, the Company changed its authorized share capital from 100,000,000 to unlimited.

The Company is engaged in the acquisition and exploration of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. To date, the Company and its subsidiary have not earned any revenues and are considered to be in the exploration stage.

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. While the Company has a history of operating losses and has a working capital deficiency of $71,665 at December 31, 2007 (December 31, 2006 – deficiency $130,363), it intends to undertake exploration programs that will require that the Company raise further funds. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have been primarily funded by the issuance of share capital and debt. Continued operations of the Company is dependent on the Company's ability to complete additional equity financings or generates profitable operations in the future. Such financings may not be available or may not be available on reasonable terms.

2.	SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Minera Lincoln de Mexico, S.A. de C.V. (“Lincoln Mexico”), from the date of formation. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, stock-based compensation, asset retirement obligations, the useful lives estimate and valuation allowances on future income tax assets. Actual results could differ from these estimates.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued…)

Presentation

Where applicable, comparative figures have been reclassified to conform with the presentation used in the current year.

Equipment

Equipment is recorded at cost and amortization is provided at a straight line bases over the following periods: Office equipment – five years; computer software – two years; computer equipment – three years; and vehicles – three years.

Mineral property interests

The Company charges to operations all exploration and development expenses incurred prior to the determination of economically recoverable reserves. These costs would also include periodic fees such as license and maintenance fees and advance royalty payments.

The Company capitalizes direct mineral property acquisition costs and those exploration and development expenditures incurred following the determination that the property has economically recoverable reserves. Mineral property acquisition costs include cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred. An exploration property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

The Company does not have any significant asset retirement obligations.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At December 31, 2007, 2006 and 2005 the total number of potentially dilutive shares excluded from loss per share was 11,587,500, 7,147,500 and 7,835,000, respectively.

Loss per share is calculated using the weighted average number of shares outstanding during the period.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued…)

Foreign currency translation

The operations of the Company's subsidiary, which is considered to be an integrated foreign operation, are translated into United States dollars using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses on translation are included in operating results.

Stock-based compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation over the vesting period of the stock options.

Income taxes

Future income taxes are recorded using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Deferred financing costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred financing costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

Deferred financing costs consist primarily of corporate finance fees.

Adoption of new accounting policies:

Financial instruments

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”. These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued…)

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to- maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for- trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities as well as note payable are classified as other financial liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

There was no adjustment to opening balances as a result of the adoption of these standards.

Accounting Changes

The AcSB issued CICA Handbook Section 1506. The main features of this new standard are (a) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (b) changes in accounting policy are applied retrospectively unless doing so is impracticable (as defined in the section); (c) prior period errors are corrected retrospectively; and (d) new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. This new standard was effective for fiscal years beginning on or after January 1, 2007.

Recent accounting pronouncements

Assessing Going Concern

The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Financial Instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued…)

The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non- financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The Company is currently assessing the impact of the above new accounting standards on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time

3.	EQUIPMENT

	December 31, 2007			December 31, 2006

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$7,610	$4,181	$3,429	$4,676	$2,461	$2,215
Computer software	1,345	1,345	-	1,345	1,289	56
Office equipment	4,225	1,868	2,357	3,285	1,116	2,169
Vehicle	23,597	1,781	21,816	-	-	-

	$36,777	$9,175	$27,602	$9,306	$4,866	$4,440

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

4.	MINERAL PROPERTY INTERESTS

The Company’s mineral property interests are comprised of properties located in the United States and in Mexico. The Company incurred exploration expenditures as follows in 2007:

	United States					Mexico
	Hannah	JDS	Jenny Hill	Pine Grove	General	La Bufa	Total

Exploration and related expenditures
Option, lease and advance
royalty payments	$15,000	$-	$-	$32,000	$-	$14,250	$61,250
Geochemistry	-	-	-	-	-	8,034	8,034
Contractors	4,625	134	400	8,841	-	61,929	75,929
General administration	33	-	12	459	5,988	27,042	33,534
Maintenance	3,075	-	-	44,539	-	14,110	61,724
Field supplies	-	-	-	32	-	404	436
Resource estimation	-	-	-	50,074	-	-	50,074
Imagery	-	-	-	47	-	20,160	20,207
Shipping	-	-	-	35	-	-	35
Travel and accommodation	109	-	148	1,456	-	6,439	8,152

Total mineral property expenditures 2007	$22,842	$134	$560	$137,483	$5,988	$152,368	$319,375

The Company incurred exploration expenditures as follows in 2006:

	United States					Mexico
	Hannah	JDS	Jenny Hill	Pine Grove	General	La Bufa	Total

Exploration and related expenditures
Option, lease and advance
royalty payments	$-	$-	$-	$-	$-	$19,600	$19,600
Geochemistry	-	4,365	-	-	-	27,847	32,212
Contractors	2,258	492	-	2,200	257	11,219	16,426
General administration	32	42	-	50	65	123	312
Geophysics	1,000	-	-	-	-	-	1,000
Maintenance	13,078	-	-	-	-	2,310	15,388
Field supplies	5	-	-	-	-	-	5
Imagery	-	-	-	-	-	15,410	15,410
Travel and accommodation	418	-	-	343	-	916	1,677

Total mineral property expenditures 2006	$16,791	$4,899	$-	$2,593	$322	$77,425	$102,030

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

4.	MINERAL PROPERTY INTERESTS (continued…)

The Company incurred exploration expenditures as follows in 2005:

	United States							Mexico
					Buffalo	Lincoln
	Hannah	JDS		Jenny Hill	Valley	Flat	Hercules	La Bufa	Total

Exploration and related expenditures
Geochemistry	$3,699	$(1,091	) $	9,628	$-	$11,522	$-	$524	$24,282
Drilling and metallurgical	112,749	-		-	-	107,270	200	-	220,219
Contractors	31,492	6,168		41,475	4,212	34,657	2,095	681	120,780
General administration	-	175		336	430	213	-	-	1,154
Geologic mapping	794	794		751	-	-	-	793	3,132
Maintenance	10,363	11,526		62,957	20,092	8,511	2,070	-	115,519
Field supplies	1,109	-		1,237	-	498	78	-	2,922
Geophysics	-	5,775		28,489	-	-	-	-	34,264
Imagery	-	-		-	-	-	-	67	67
Reclamation	1,729	-		-	-	9,564	(2,247)	-	9,046
Travel and accommodation	8,014	646		7,473	1,202	7,237	275	2,672	27,519

Total mineral property expenditures 2005	$169,949	$23,993 $		152,346	$25,936	$179,472	$2,471	$4,737	$558,904

United States

a)	Hannah Property

On December 24, 2003, the Company entered into an option agreement to acquire a 100% interest in certain unpatented lode claims situated in Churchill County, Nevada, USA. The option agreement called for net smelter royalties of 1% to 4% upon production. Pursuant to the option agreement, the Company is required to make option payments totaling $210,000 as follows:

	•	$5,000 upon signing the agreement (paid);
	•	$5,000 on January 10, 2005 (paid);
	•	$10,000 on January 10, 2006 (paid);
	•	$15,000 on January 10, 2007 (paid; see below);
	•	$25,000 on January 10th of each year from 2008 to 2012; and (see below)
	•	$50,000 on January 10, 2013.

On January 7, 2007 the Company amended the agreement whereby the $15,000 due on January 10, 2007 would be paid in equal quarterly installments of $3,750 quarterly (paid).

On January 10, 2008 the Company amended the Hannah agreement whereby the $25,000 due on January 10, 2008 would be lowered to $20,000 and be paid in equal quarterly installments throughout 2008 ($5,000 paid).

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

4.	MINERAL PROPERTY INTERESTS (continued…)

	b)	JDS Property

In fiscal 2004, the Company acquired, by staking, a 100% interest in certain mineral claims in Eureka County, Nevada, USA.

	c)	Buffalo Valley Property

On July 9, 2004, the Company entered into a mining lease agreement with Nevada North Resources (U.S.A.) Inc. (“Nevada North”) for a term of twenty years. The agreement called for the Company to make advance minimum royalties of $50,000 ($30,000 paid) over three years to the lessor.

On July 26, 2005, the Company entered into an option agreement whereby it granted the right to earn up to a 75% interest in the property to an optionee. To earn a 60% interest, the optionee had a work commitment of $3,000,000 over a five-year period. Since exploration results were considered poor, the option agreement was terminated. On May 24, 2006, the Company terminated its lease agreement with Nevada North.

	d)	Jenny Hill Property

On September 28, 2004, the Company entered into a mining lease and option to purchase agreement comprising certain mineral claims situated in Mineral and Nye Counties, Nevada for a term of seven years. The agreement called for the Company to make option payments $1,500,000 ($45,000 paid) over a seven year period and complete a work program on the property of $50,000 in the first lease year and $100,000 for the second and each subsequent lease year until the option was completed. The agreement was subject to a net smelter return of 2%.

During fiscal 2007, the Company decided not to pursue exploration on this property and terminated the option agreement.

	e)	Pine Grove Property

During fiscal 2007 the Company entered into three separate agreements with Wheeler Mining Company (“Wheeler”), Lyon Grove, LLC (“Lyon Grove”) and Harold Votipka (“Votipka”) which collectively comprise the Pine Grove Property.

i)

On July 13, 2007 the Company entered into an agreement with Wheeler to lease Wheeler’s 100% owned mining claims in Lyon County, Nevada from July 13, 2007 to December 31, 2022 with an exclusive option to renew the lease by written notice to December 31, 2023. If the property is and remains in commercial production by November 1 of each year after 2022, the Company may renew the lease for a period of one year by delivering written notice to the owner prior to November 15 of that year.

The Company must produce a bankable feasibility study on the properties by July 1, 2009 and obtain all necessary funding to place the properties into commercial production. The Company must pay a net smelter royalty of 3% - 7% upon commencement of commercial mining production based on gold prices and the Company must pay a 5% net smelter royalty on metals or minerals other than gold produced and sold from the properties.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

4.	MINERAL PROPERTY INTERESTS (continued…)

The following non-refundable advance net smelter royalty payments must be made by the Company:

•	$10,000 upon signing the agreement (paid); and
•	$30,000 prior to each one year anniversary of the lease.

ii)

On July 30, 2007 the Company entered into an agreement with Votipka to acquire three claims located within the Pine Grove Mining District in Lyon County, Nevada in return for a payment of $12,000 (paid). Upon commencement of commercial production, the Company will pay a 5% net smelter royalty to Votipka.

iii)

On August 1, 2007 the Company entered into an agreement with Lyon Grove to lease the Wilson Mining Claim Group located in Lyon County, Nevada from August 1, 2007 to July 31, 2022, with an option to purchase. The Company can extend the term of the lease for up to ten additional one year terms providing the Company is conducting exploration mining activities at the expiration of the term immediately preceding the proposed extension term.

The following lease payments must be made by the Company:

	•	$10,000 upon signing the agreement (paid) and
	•	$25,000 prior to each one year anniversary of the lease.

The Company advanced a loan of $5,000 bearing an interest rate of 5% per annum to be repaid by July 31, 2008. The loan and interest will either be repaid at the maturity date or be offset against the lease payment due on August 1, 2008.

The lease payment made for any one calendar year may be credited against any net smelter royalty due and payable during the same calendar year.

The following work commitments must be made by the Company:

	•	$25,000 by August 1, 2008;
	•	$25,000 by August 1, 2009;
	•	$50,000 by August 1, 2010;
	•	$50,000 by August 1, 2011
	•	$25,000 by August 1, 2012 and each subsequent lease year

Upon commencement of production the Company must pay a net smelter royalty of 3% - 7% based on gold prices.

Lyon Grove retains the right to require the Company to purchase the property any time after the Company has made application to permit and develop a mine on the property, subject to the Company’s continued obligation to pay the royalties, for $1,000.

f)	Lincoln Flat Property

During fiscal 2005, the Company determined not to proceed with further exploration and terminated the option agreement.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

4.	MINERAL PROPERTY INTERESTS (continued…) Mexico

La Bufa Property

On August 5, 2005, the Company entered into a Letter of Intent with Almaden Minerals Ltd. (“Almaden”) to form a joint venture for the exploration and development of the La Bufa property, located in Chihuahua, Mexico. Under the Letter of Intent, the Company may acquire a 51% interest in the La Bufa property by spending $2,000,000 on the property over four years and by issuing 350,000 shares of the Company to Almaden over a five year period (50,000 shares issued at a value of $10,000 on March 15, 2006). The Company issued 60,000 shares, valued at $9,600 on April 16, 2007, which was recorded as a payable during the year ended December 31, 2006.

On April 12, 2007, the Company entered into an option agreement with Almaden to acquire a 60% interest in the La Bufa property located in Chihuahua, Mexico. This agreement replaces the prior Letter of Intent. The agreement calls for the Company to undertake a work program on the property aggregating $3,500,000 and issuing an aggregate of 1,550,000 shares as follows:

Work Program:

•	By April 12, 2008	$ 500,000 which must include drilling
•	By April 12, 2009	$ 750,000
•	By April 12, 2010	$1,000,000
•	By April 12, 2011	$1,250,000

Share issuances:

•	By April 19, 2007	150,000 shares (issued April 16, 2007)
•	By April 12, 2008	200,000 shares (issued April 8, 2008)
•	By April 12, 2009	200,000 shares
•	By April 12, 2011	1,000,000 shares

At December 31, 2007 $101,150 has been advanced to a drilling company which is included in prepaids and advances.

5.	NOTE PAYABLE

On January 28, 2004, the Company issued a $200,000 convertible note with 5,000,000 warrants to purchase common stock of the Company at $0.04 per share which expired on January 28, 2006. The note carried an interest rate of 10% compounded monthly and was due on January 28, 2006. The interest was payable annually with the second year interest payment due with the principal amount. The holder could convert any portion of the debt to common stock at the value of $0.04 per share until January 28, 2006. Warrants could be exercised in minimum amounts of 1,000 shares at a conversion price of $0.04 per share.

On September 15, 2005 the Company completed an agreement whereby the Company repaid $100,000 of the convertible note along with $35,000 accrued interest and agreed to repay the remaining $100,000 within sixty days - (outstanding). With the completion of the first payment, both the conversion feature of debt to common stock and the share purchase warrants were cancelled. The note is currently in default and the Company has accrued interest expense of $11,811 (2006 - $10,693; 2005 - $17,981) during the year.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

	Number	Share	Contributed
	of Shares	Capital	Surplus

Balance, December 31, 2004	38,400,000	$1,075,400	$1,037,663
Private placement	3,145,000	943,500	-
Exercise of options	20,000	20,600	(8,600)
Shares issued for services	300,000	108,000	-
Share issue costs	-	(42,210)	-

Balance, December 31, 2005	41,865,000	2,105,290	1,029,063
Shares issued for mineral property	50,000	10,000	-
Private placement	1,075,000	215,000	-
Share issue costs	-	(21,500)	-

Balance, December 31, 2006	42,990,000	2,308,790	1,029,063
Shares issued for obligation	666,666	73,333	-
Shares issued for mineral property	210,000	23,850	-
Private placement	7,525,000	752,500	-
Share issue costs	-	(37,646)	-
Stock-based compensation	-	-	244,304

Balance, December 31, 2007	51,391,666	$3,120,827	$1,273,367

Share issuances

a)

During fiscal 2006, the Company entered into a one year consulting agreement for investor relations services whereby the Company paid a monthly fee of $2,000 and was required to issue 1,250,000 shares. As of December 31, 2006, the Company recorded a share issuance obligation of $73,333 pursuant to the agreement. In fiscal 2007, the Company issued 666,666 shares to settle this obligation. The Company and consultant subsequently agreed to amend the terms of the agreement whereby the Company was released from the remaining share issuance obligations in exchange for a cash payment of $87,500 that has been recorded in accounts payable at December 31, 2007.

b)

On April 16, 2007 the Company issued 210,000 shares of common stock at a value of $23,850 pursuant to a mineral option agreement of which 60,000 shares with a value of $9,600 relate to a mineral property payable recorded at December 31, 2006.

c)

On May 29, 2007 the Company completed a private placement and issued 3,275,000 units at $0.10 per unit for proceeds of $327,500. Each unit consisted of one common share and one share purchase warrant with each warrant exercisable to acquire one common share at $0.15 per share for a term of two years. The Company incurred share issuance costs of $19,425 in connection with this private placement.

d)

On August 23, 2007 the Company completed a private placement and issued 4,250,000 units at $0.10 per unit for gross proceeds of $425,000. Each unit consisted of one common share and one share purchase warrant with each warrant exercisable to acquire one common share at $0.15 per share for a term of two years. The Company incurred share issuance costs of $15,000 in connection with this private placement.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued…)

e)

On July 27, 2006, the Company completed the first tranche of a private placement and issued 1,075,000 units at $0.20 per unit for proceeds of $193,500, net of issuance costs of $21,500. Each unit consisted of one common share and one-half of one Series A warrant and one whole Series B warrant. Each whole Series A warrant was exercisable to acquire one common share at $0.35 per share for a term of one year from the issuance date. Each whole Series B warrant will be exercisable to acquire one common share at $1.35 per share for a term of four years from the issuance date. During the 2007 fiscal year, the expiry date of these warrants was extended from July 27, 2007 to January 27, 2008. These warrants have since expired unexercised.

	f)	On March 15, 2006, the Company issued 50,000 shares at a value of $10,000 pursuant to a mineral property option agreement.

	g)	On August 15, 2005, the Company issued 300,000 shares of common stock at a value of $108,000 as consideration for investor relations and shareholder communication services.

	h)	On March 31, 2005, the Company issued 20,000 common shares at $0.60 per share for total cash proceeds of $12,000 pursuant to the exercise of stock options.

i)

On March 10, 2005, the Company issued 3,145,000 units at $0.30 per unit for total cash proceeds of $943,500 pursuant to a private placement. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share at $0.40 during the first year and at $0.50 per share during the second year. The Company paid commissions of $42,210 in connection with this offering which were deducted from the proceeds.

7.	STOCK OPTIONS

In fiscal 2004, the Board of Directors approved the 2004 Stock Option Plan for a maximum of 2,500,000 shares available to be granted to directors, officers, employees and consultants. The stock option exercise price is set at the fair market value of the shares at the date of grant. The term of the stock options, once granted, is not to exceed ten years. The vesting period of the stock options is set at the discretion of the Board of Directors.

On February 23, 2005, the Board of Directors approved the 2005 Stock Option Plan for a maximum of 2,000,000 shares available to be granted to directors, officers, employees and consultants. The stock option exercise price is set at the fair market value of the shares at the date of grant. The term of the stock options, once granted, is not to exceed ten years. The vesting period of the stock options is set at the discretion of the Board of Directors.

On September 25, 2007 the Company amended the 2005 Stock Option Plan adjusting the maximum number of shares available to be granted from 2,000,000 to 2,500,000.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

7.	STOCK OPTIONS (continued…)

The change in stock options outstanding is as follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	Of Options	Price	Of Options	Price	Of Options	Price

At January 1	2,390,000	$0.60	2,390,000	$0.60	2,410,000	$0.60
Granted	2,450,000	0.25	-	-	-	-
Excercised	-	-	-	-	(20,000)	0.60
Expired or forfeited	(2,390,000)	(0.60)	-	-	-	-

At December 31	2,450,000	$0.25	2,390,000	0.60	2,390,000	0.60

As at December 31, 2007 the following options are outstanding:

Number	Exercise
Of Options	Price	Expiry Date

2,450,000	$ 0.25	September 25, 2010

Stock-based compensation

During 2007, the Company granted 2,450,000 fully vested stock options, 2,000,000 to officers and directors and 450,000 to contractors, with a fair value of $244,304 that has been recorded as contributed surplus and stock-based compensation in the results of operations. The fair value of the stock options was estimated using the Black-Scholes option pricing model assuming a dividend yield of 0%, expected volatility of 97%, risk free interest rate of 3.99% and weighted average expected life of 3 years. The weighted average grant date fair value of the stock options was $0.10 per option.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

8.	WARRANTS

As at December 31, 2007 the following warrants are outstanding:

Number		Exercise
Of Warrants		Price	Expiry Date

537,500	*	$ 0.35	January 27, 2008
1,075,000		$ 1.35	July 27, 2010
3,275,000		$ 0.15	May 28, 2009
4,250,000		$ 0.15	August 23, 2009

9,137,500

* During the 2007 fiscal year, the expiry date of these warrants was extended from July 27, 2007 to January 27, 2008. These warrants have since expired unexercised.

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	Of Shares	Price

Balance, December 31, 2004	7,300,000	$0.16
Issued	3,145,000	0.40
Cancelled	(5,000,000)	0.04

Balance, December 31, 2005	5,445,000	0.44
Issued	1,612,500	1.02
Expired	(2,300,000)	0.50

Balance, December 31, 2006	4,757,500	0.68
Issued	7,525,000	0.15
Expired	(3,145,000)	0.50

Balance, December 31, 2007	9,137,500	$0.30

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

9.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company paid management fees and consulting fees of $13,800 (2006 – $42,250; 2005 - $49,098) and rent, included in office, of $2,700 (2006 - $3,300; 2005 - $3,000) to the Vice President of the Company and management fees of $22,500 (2006 - $20,545; 2005 - $26,750) to company owned by the President of the Company. The Company also paid $18,000 (2006 - $1,400; 2005 - $2,550) consulting fees to a former director of the Company

As at December 31, 2007, the Company owed $1,155 (2006 - $6,760) to various directors and officers of the Company which is included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	INCOME TAX

A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

	2007	2006	2005

Loss for the year	$(1,078,730)	$(413,541)	$(1,294,546)

Income tax recovery at statutory rates	$(371,000)	$(145,000)	$(453,000)
Amortization for tax purposes	(43,000)	(39,000)	(24,000)
Non-deductible items	178,000	34,000	224,000
Unrecognized benefit of non-capital losses	236,000	150,000	253,000

Total income tax recovery	$-	$-	$-

The significant components of the Company's future income tax assets and liabilities are as follows:

	2007	2006	2005
Future income tax assets:
Mineral property interests and deferred exploration costs	$227,000	$215,000	$220,000
Non-capital losses carried forward	58,000	415,000	344,000
	285,000	690,000	564,000
Valuation allowance	(285,000)	(690,000)	(564,000)
Net future income tax assets	$-	$-	$-

The Company has Canadian non-capital losses of approximately $170,000 which may be carried forward and applied against taxable income in future years. These losses, if unutilized, will expire through to 2026. Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $840,000 available to reduce taxable income of future years. The future income tax benefits of these losses, resource deductions and other tax assets have not been reflected in these financial statements and have been offset by a valuation allowance.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash financing or investing transactions are as follows:

	2007	2006	2005

Shares issued for mineral property costs	$14,250	$10,000	$-
Shares issued for services	-	-	108,000
Services in exchange for share issuance obligation	-	73,333	-
Shares used to settle share issuance obligation	73,333	-	-
Shares to settle accounts payable	9,600	-	-

There were no significant non-cash financing or investing transactions for the period ended December 31, 2007.

12.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and note payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

13.	SEGMENTED INFORMATION

The Company has one reportable operating segment, being the acquisition and exploration of mineral properties. Geographical information is as follows:

	December 31,	December 31,
	2007	2006

Identifiable assets:
Mexico	$21,816	$-
Canada	5,786	4,440

	$27,602	$4,440

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)

14.	SUBSEQUENT EVENTS

a)

On March 3, 2008 the Company borrowed $75,000 with the ability to increase this amount to $175,000 if needed. In return, the Company agreed to pay the lender interest at a rate of 8% per annum, compounded weekly for the first two weeks and thereafter at the rate of 24% per annum compounded weekly to be paid following the repayment of the principal. The Company also entered into a general security agreement (“GSA”) whereby the loan is secured by way of general charge over the Company’s present and after acquired personal property. The Company agreed to repay the principal and interest upon completing a financing of more than $500,000. The Company also agreed to deliver to the lender 37,500 common share purchase warrants entitling the holder to purchase common shares of the Company at $0.25 per share for a period of two years. At any time, the lender can convert any portion of the outstanding principal and interest into common shares at the rate of $0.20 per share.

b)

During February 2008, the CEO and director loaned the Company $110,000 at a rate of 5% per annum with the condition of being able to convert to shares if so desired. Another director loaned the company $25,000 at a rate of 5% per annum which will increase to 10% per annum after December 31, 2008. The director can, at any time, convert the loan to shares using the average price of the stock over the last five days trading days prior to conversion..

c)

On February 29, 2008 the Company entered into an option agreement with certain individuals whereby the Company has the option to purchase 10 claims located in the Pine Grove Mining District in Lyon County, Nevada by paying $1,000,000 as follows:

		•	$100,000 upon signing the agreement;
		•	$225,000 by January 1, 2009;
		•	$225,000 by January 1, 2010;
		•	$225,000 by January 1, 2011;
		•	$225,000 by January 1, 2012

The Company has received a notice of default as they have not yet paid the initial $100,000 but is attempting to resolve the situation.

d)

In January 2008, the Company completed a private placement of 2,067,000 units at a price of $0.20 per unit for proceeds of $413,400. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of two years. As at December 31, 2007, the Company had received $197,482 of subscriptions towards this private placement and incurred $19,900 of deferred financing fees.

	e)	In April 2008, the Company issued 200,000 shares pursuant to an option agreement. (Note 4).